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                                [Koor Letterhead]
                                                                       EXHIBIT A

                                                                11 October, 1999


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
---------------               Tel Aviv 65202          ---------------
                              ------------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


Dear Sirs,

          Re:  KOOR INDUSTRIES LTD. (COMPANY NO.  52-001414-3)
               IMMEDIATE REPORT NO. 37/99
               -----------------------------------------------

Further to Immediate Report No. 18/99 of Koor Industries Ltd. (hereinafter:
"Koor") dated May 12, 1999, Koor hereby gives notice as follows:

The transaction for the sale of 20% of the issued and paid up capital of Sheraton Moriah (Israel) Ltd. (formerly Moriah Hotels Ltd.), from Koor to Hapoalim Assets (Shares) Ltd., a wholly-owned subsidiary of Bank Hapoalim B.M. (hereinafter: "Hapoalim Asssets") was completed, yesterday afternoon. The shares were transferred against payment of approximately US $13 million which were paid to Koor by Hapoalim Assets.

On completion of the above transaction, the shareholders of Sheraton Moriah (Israel) Ltd. are as follows: Koor - 55%, World Sheraton Group - 25%, Hapoalim Assets - 20%.



                                Yours sincerely,



                               Adv. Shlomo Heller
                                        Legal Counsel and Company Secretary